United States securities and exchange commission logo





                          January 31, 2024

       Jacob M. Chacko, M.D.
       President and Chief Executive Officer
       Oric Pharmaceuticals, Inc.
       240 E. Grand Ave, 2nd Floor
       South San Francisco, California 94080

                                                        Re: Oric
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 26,
2024
                                                            File No. 333-276719

       Dear Jacob M. Chacko:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jennifer Knapp, Esq.